SEC Mail Processing Section

APR 13 2009

Washington, DC 100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040857

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51974

AB 4/20

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRUDERMAN BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64 BIRCH HILL ROAD
(No. and Street)

LOCUST VALLEY	NY	11560
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Bruderman (516) 609-0291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew J. Bruderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruderman Brothers, Inc, as of April 10, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FEROZA G. MEHTA
Notary Public - State of New York
No. 01ME6167760
Qualified In Nassau County
My Commission Expires June 4, 2011

Notary Public

Signature

Chairman

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bruderman Brothers, Inc.

We have audited the accompanying statement of financial condition of Bruderman Brothers, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bruderman Brothers, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
April 10, 2009

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Roseland Tinton Falls Grand Cayman

www.mkllp.com

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 404	
Marketable security	7,413	
Deposits	7,631	
TOTAL ASSETS		$ 15,448

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		$ --
STOCKHOLDER'S EQUITY		
Common stock - par value $0.01; 200 shares authorized; 100 shares issued and outstanding	$ 1	
Additional paid-in capital	73,019	
Accumulated deficit	(57,572)	
TOTAL STOCKHOLDER'S EQUITY		15,448
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 15,448

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Bruderman Brothers, Inc. (the "Company") was incorporated in New York State in January 1996. In February of 2000, the Company became a broker and dealer in securities that is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

The Company assists its clients in the sale of their business and/or in debt and equity financings.

Marketable Security

The marketable security is valued based on its quoted closing market price on the last day of the year.

Income Taxes

The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Tax Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk- Cash

The Company maintains cash balances in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor. At times, the amount may exceed FDIC limits.

NOTE 1 - Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes such tax benefits based upon the tax provision being more-likely-than-not to be sustained upon examination by taxing Authorities. On December 30, 2008, the FASB issued FASB Staff Position No. 48-3 which deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2009, but is not required to reflect that adoption in its financial statement until the issuance of its financial statement for the year ending December 31, 2009. The implementation of FIN 48 is not expected to have a material effect on the Company's financial position and results of operation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statement issued for fiscal years beginning after November 15, 2007.

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") effective January 1, 2008, except as it applies to non-financial assets and non-financial liabilities subject to FSP SFAS 157-2 "Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"). FSP FAS 157-2 defers the effective date of SFAS 157 for one year for non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statement on a non-recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 applies to all financial instruments that are measured and reported on a fair value basis.

NOTE 1 - Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued
Where available, fair value is based on observable market prices or is derived from such prices. The Company uses the market approach. The market approach uses prices and other pertinent information generated from market transactions involving identical or comparable assets or liabilities. The types of factors that the Company may take into account in fair value pricing the investments include available current market data, including relevant and applicable market quotes.

Based on the observability of the inputs used in the valuation techniques, financial instruments are categorized according to the fair value hierarchy prescribed by SFAS 157. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Observable inputs such as quoted prices in active markets; The type of investments included in Level 1 include $7,413 of marketable equity securities held by the Company at December 31, 2008.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly. At December 31, 2008 the Company did not hold any level 2 investments.
Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. At December 31, 2008, the Company did not hold any level 3 investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the assignment of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

NOTE 2 - Marketable Security

At December 31, 2008 the marketable security consisted entirely of 300 shares of common stock in The NASDAQ Stock Market, Inc. with a market value of $7,413.

NOTE 3 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital amounted to $6,705 which was $1,705, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1 at December 31, 2008.

NOTE 4 - Distributions to Stockholder

During 2008, the Company made aggregate distributions of $250,000 to the Company's sole stockholder.